Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended

June 30, 2021 and 2020

(UNAUDITED)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income (Loss) Statements

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Sales (note 20)	$120,526	$44,484	$238,348	$92,025
Cost of sales (note 21)	72,056	30,707	138,567	70,784
Mine operating income	48,470	13,777	99,781	21,241

General and administration (note 22)	9,161	10,379	17,737	13,998
Exploration and evaluation	196	126	408	503
Share of loss from associates	-	23	-	67
Foreign exchange loss	2,044	2,604	4,442	3,892
Other expenses (note 23)	1,204	1,935	957	2,232
	12,605	15,067	23,544	20,692

Operating income (loss)	35,865	(1,290)	76,237	549

Investment gains	-	2,188	-	3,306
Interest and finance costs, net (note 24)	(2,148)	(349)	(4,578)	(706)
(Loss) on derivatives	(1,946)	-	(204)	-
Roxgold Transaction costs (note 29)	(3,542)	-	(3,542)	-
	(7,636)	1,839	(8,324)	2,600

Income before income taxes	28,229	549	67,913	3,149

Income taxes
Current income tax expense	12,190	4,025	26,169	9,964
Deferred income tax (recovery) expense	(143)	2,179	(840)	3,338
	12,047	6,204	25,329	13,302
Net income (loss) for the period	$16,182	$(5,655)	$42,584	$(10,153)

Earnings (loss) per share (note 19)
Basic	$0.09	$(0.03)	$0.23	$(0.06)
Diluted	$0.08	$(0.03)	$0.23	$(0.06)

Weighted average number of common shares outstanding (000's)
Basic	185,277	171,219	184,808	165,783
Diluted	196,091	171,219	196,012	165,783

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net income (loss) for the period	$16,182	$(5,655)	$42,584	$(10,153)

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax	111	-	(104)	-
Items that may in the future be reclassified to profit (loss):
Changes in fair value of hedging instruments, net of $nil tax	238	129	488	(689)
Total other comprehensive income (loss) for the period	349	129	384	(689)
Comprehensive income (loss) for the period	$16,531	$(5,526)	$42,968	$(10,842)

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

As at	June 30, 2021	Dec 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$121,792	$131,898
Trade and other receivables (note 5)	72,716	76,555
Inventories (note 6)	52,624	35,274
Other current assets (note 7)	8,469	4,340
	255,601	248,067
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 8)	379,274	385,717
Property, plant and equipment (note 9)	393,130	405,410
Other assets (note 10)	55,197	16,144
Total assets	$1,083,202	$1,055,338

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 11)	$60,454	$65,275
Current portion of debt (note 14)	119,911	-
Income taxes payable	17,776	23,808
Current portion of lease obligations (note 13)	4,829	6,978
Current portion of closure and reclamation provisions (note 16)	946	380
	203,916	96,441
NON-CURRENT LIABILITIES
Debt (note 14)	39,561	158,616
Deferred tax liabilities	18,659	19,499
Closure and reclamation provisions (note 16)	37,132	39,970
Lease obligations (note 13)	11,843	12,519
Other liabilities (note 15)	1,589	2,523
Total liabilities	312,700	329,568

SHAREHOLDERS' EQUITY
Share capital (note 18)	496,944	492,306
Reserves	22,234	24,724
Retained earnings	251,324	208,740
Total shareholders' equity	770,502	725,770

Total liabilities and shareholders' equity	$1,083,202	$1,055,338

Commitments (Note 28); Subsequent events (Note 29)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cashflows

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
		(Restated -Note 3)		(Restated - Note 3)
Operating activities:
Net income (loss) for the period	$16,182	(5,655)	$42,584	$(10,153)
Items not involving cash
Depletion and depreciation	21,515	8,420	39,699	20,582
Accretion expense	783	172	1,563	402
Income taxes	12,046	6,204	25,329	13,302
Interest expense (income), net	1,365	177	3,015	304
Share based payments expense, net of cash settlements	(734)	5,699	(5,196)	4,167
Share of loss from associates	-	67	-	67
Unrealized foreign exchange loss	313	689	150	260
Unrealized foreign exchange loss, Lindero construction	663	2,715	2,847	5,987
Investment gains	-	(2,188)	-	(3,306)
Unrealized (gains) loss on derivatives	99	-	(750)	-
Write-downs and other	70	34	(233)	269
	52,302	16,334	109,008	31,881
Trade and other receivables	(99)	(3,454)	(16,333)	12,546
Prepaid expenses	(1,112)	471	(3,089)	(856)
Inventories	(7,061)	(1,763)	(10,193)	(11,300)
Trade and other payables	(41)	(6,035)	4,934	(11,083)
Closure and reclamation payments	(41)	(76)	(65)	(99)
Cash provided by operating activities	43,948	5,477	84,262	21,089
Income taxes paid	(11,354)	(4,509)	(31,002)	(16,530)
Interest paid	(3,322)	(236)	(3,386)	(305)
Interest received	278	33	815	252
Net cash provided by operating activities	29,550	765	50,689	4,506
Investing activities:
Promissory note receivable (note 5 and 29)	(35,296)	-	(35,296)	-
Additions to mineral properties, plant and equipment	(14,660)	(951)	(24,231)	(6,434)
Expenditures on Lindero construction	(5,037)	(16,943)	(12,185)	(44,280)
Capitalized interest on Lindero construction	-	(2,819)	-	(5,069)
Contractor advances on Lindero construction and other expenditures	-	(1,304)	-	(3,972)
Advances applied to Lindero construction and other expenditures	-	1,998	-	7,664
Purchases of investments	-	(3,284)	-	(7,269)
Proceeds from sale of investments	-	5,472	-	10,575
Deposits on long term assets	(1,780)	-	(2,046)	-
Application of deposits to long term assets	594	-	1,244	-
Proceeds from sale of assets	-	44	-	44
Recoveries of (additions to) Lindero construction VAT	5,492	(3,267)	17,192	(9,081)
Cash used in investing activities	(50,687)	(21,054)	(55,322)	(57,822)

Financing activities:
Proceeds from credit facility (note 14(a))	-	-	-	40,000
Repayment of credit facility	-	(55,000)	-	(55,000)
Proceeds from issuance of common shares	202	69,000	202	69,000
Share issuance costs	-	(3,123)	-	(3,123)
Payments of lease obligations	(2,400)	(2,396)	(4,839)	(4,132)
Cash provided by (used in) financing activities	(2,198)	8,481	(4,637)	46,745
Effect of exchange rate changes on cash and cash equivalents	(551)	(49)	(836)	(148)
Decrease in cash and cash equivalents during the period	(23,886)	(11,857)	(10,106)	(6,719)
Cash and cash equivalents, beginning of the period	145,678	88,542	131,898	83,404
Cash and cash equivalents, end of the period	$121,792	$76,685	$121,792	$76,685

Cash and cash equivalents consist of:
Cash	$81,134	$57,612	$81,134	$57,612
Cash equivalents	40,658	19,073	40,658	19,073
Cash and cash equivalents, end of the period	$121,792	$76,685	$121,792	$76,685

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign currency reserve	Retained earnings	Total equity
Balance at January 1, 2021	184,195,727	$492,306	$20,086	$(878)	$(424)	$4,825	$1,115	$208,740	$725,770
Total comprehensive income for the period
Net income for the period	-	-	-	-	-	-	-	42,584	42,584
Other comprehensive income for the period	-	-	-	488	(104)	-	-	-	384
Total comprehensive income for the period	-	-	-	488	(104)	-	-	42,584	42,968

Transactions with owners of the Company
Exercise of stock options	40,627	294	(92)	-	-	-	-	-	202
Shares issued on vesting of share units	1,083,043	4,344	(4,344)	-	-	-	-	-	-
Share-based payments (note 17)	-	-	1,562	-	-	-	-	-	1,562
	1,123,670	4,638	(2,874)	-	-	-	-	-	1,764

Balance at June 30, 2021	185,319,397	$496,944	$17,212	$(390)	$(528)	$4,825	$1,115	$251,324	$770,502

Balance at January 1, 2020	160,291,553	$422,145	$20,870	$(674)	$(42)	$4,825	$1,115	$187,187	$635,426
Total comprehensive loss for the period
Net loss for the period	-	-	-	-	-	-	-	(10,153)	(10,153)
Other comprehensive loss for the period	-	-	-	(689)	-	-	-	-	(689)
Total comprehensive loss for the period	-	-	-	(689)	-	-	-	(10,153)	(10,842)

Transactions with owners of the Company
Issuance of common shares	23,000,000	69,000	-	-	-	-	-	-	69,000
Share issuance costs	-	(3,123)	-	-	-	-	-	-	(3,123)
Shares issued on vesting of share units	692,548	3,081	(3,081)	-	-	-	-	-	-
Share-based payments (note 17)	-	-	1,551	-	-	-	-	-	1,551
	23,692,548	68,958	(1,530)	-	-	-	-	-	67,428

Balance at June 30, 2020	183,984,101	$491,103	$19,340	$(1,363)	$(42)	$4,825	$1,115	$177,034	$692,012

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

1.	NATURE OF OPERATIONS

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is completing the ramp-up phase of the open pit gold heap leach mine at its Lindero property (the “Lindero Mine”) in northern Argentina.

On July 2, 2021, Fortuna and Roxgold Inc. (“Roxgold”) announced the completion of the previously announced business combination between Fortuna and Roxgold (the "Transaction") whereby Fortuna acquired all the issued and outstanding common shares of Roxgold (see Note 29). Roxgold’s principal assets are the producing Yaramoko gold mine in Burkina Faso, the Séguéla development project in Côte d’Ivoire, and the Boussoura exploration property in Burkina Faso.

The Company’s common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	COVID-19 UNCERTAINTIES AND LIQUIDITY RISK

COVID-19 Uncertainties

The Company is managing the necessary country-by-country restrictions related to the prevention of the spread of COVID-19 in order to assist in the protection of those most vulnerable. In 2021, the Company has experienced an increase in COVID-19 cases in Argentina and Peru which has affected operations at the Lindero Mine and the Caylloma Mine and has resulted in a reduced workforce and quarantine periods for those affected. Each of the Company’s mine sites is, at the date of these interim financial statements, operating with a reduced workforce. Worker availability continues to be a challenge but is currently being mitigated by increasing the use of temporary workers and contractors. Health protocols are in place at each mine site for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

During the three and six months ended June 30, 2021, Argentina suffered a surge of COVID-19 with the infection rate peaking at 41,000 cases per day. Extended nationwide COVID-19 related travel restrictions continued to limit onsite access to foreign vendor support affecting ramp up activities at Lindero. The COVID-19 infection rate at Lindero increased during the three months ended June 30, 2021 and had a significant impact on the operations, with 163 personnel testing positive, representing 18 percent of the workforce. The Company intermittently suspended operations voluntarily for a total of 16 days during the second quarter of 2021.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects.  Given the fast-changing situation with respect to the COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Until the number of cases and death rate starts to flatten and decline, there is no certainty that the governments of countries in which the Company operates will not mandate another round of extreme measures, including the suspension of business activities, which could include mining. Outbreaks of COVID-19 in areas where the Company operates or further restrictive directives of government and public health authorities could cause delays or disruptions in the Company’s supply chain, restrict access to its mine sites, restrict its ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Further suspensions of operations or curtailment of commissioning activities at the Company’s mines remains a significant risk to its business and operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by the preparation of internally generated cash flow forecasts. These short-term cash flow forecasts consider the estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. Sensitivity analyses are also performed, including the impact of volatility in estimated commodity prices.

The Company had $121.8 million of liquidity comprised of cash and cash equivalents as at June 30, 2021, and believes that its cash and cash equivalents will provide sufficient liquidity to meet the Company’s minimum obligations for at least the next 12 months from June 30, 2021. It is contemplated that during the third quarter of 2021, the Company’s existing $120.0 million credit facility, which matures on January 26, 2022 will be replaced during the third quarter of 2021 by a new $200.0 million credit facility pursuant to an amended and restated credit agreement with the Company’s existing and new lenders.

3.	BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, which includes information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

In 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) (“Phase 2 amendments”) to address the financial reporting impacts of replacing one benchmark interest rate with an alternative rate and became effective January 1, 2021. The adoption of these amounts did not have a significant effect on the Company’s interim financial statements.

On August 10, 2021, the Company's Board of Directors approved these interim financial statements for issuance.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

Presentation and Functional Currency

These interim financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these interim financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use

Certain comparative figures have been reclassified to conform to the presentation adopted for the three and six months ended June 30, 2021.

The Company elected to early adopt the amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (“IAS 16 amendment”) on December 31, 2020, and in accordance with the transitional provisions of that standard, the amendments were applied retrospectively and the information presented for the period ended June 30, 2020 has been restated. The following table show the changes to the consolidated statements of cash flows for the three and six months ended June 30, 2020, upon adoption of the IAS 16 amendment:

Consolidated Statement of Cash Flow
Three months ended June 30, 2020	As reported	IAS 16 amendment	Restated
Changes in non cash working capital:
Inventories	$908	$(2,671)	$(1,763)
Net cash provided by operating activities	$3,436	$(2,671)	$765

Investing Activities:
Expenditures on Lindero construction	$(19,614)	$2,671	$(16,943)
Cash used in investing activities	$(23,725)	$2,671	$(21,054)

Six months ended June 30, 2020	As reported	IAS 16 amendment	Restated
Changes in non cash working capital:
Inventories	$850	$(12,150)	$(11,300)
Net cash provided by operating activities	$16,656	$(12,150)	$4,506

Investing Activities:
Expenditures on Lindero construction	$(56,430)	$12,150	$(44,280)
Cash used in investing activities	$(69,972)	$12,150	$(57,822)

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 26) at the end of each reporting period.

4.	USE OF ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and six months ended June 30, 2021, the Company applied the same critical estimates and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2020.

5.	TRADE AND OTHER RECEIVABLES

As at	June 30, 2021	Dec 31, 2020
Trade receivables from doré and concentrate sales	$33,579	$26,309
Advances and other receivables	3,693	4,108
Value added taxes recoverable - operations	22,764	13,432
Value added taxes recoverable - Lindero construction	12,680	32,706
Accounts and other receivables	$72,716	$76,555

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing sales contracts with its customers. No amounts were past due as at June 30, 2021 and December 31, 2020.

During the three and six months ended June 30, 2021, $6.6 million and $17.9 million, respectively, of the Lindero construction value added taxes were recovered.

6.	INVENTORIES

As at	June 30, 2021	Dec 31, 2020
Concentrate stockpiles	$1,625	$1,682
Leach pad and gold-in-circuit	25,355	7,851
Doré bars	1,583	1,796
Ore stockpiles	14,009	11,640
Materials and supplies	22,175	22,020
Total inventories	$64,747	$44,989
Less: non-current portion (note 10)	(12,123)	(9,715)
Current inventories	$52,624	$35,274

During the three and six months ended June 30 2021, the Company expensed $64.2 million and $124.3 million (three and six months ended June 30, 2020 – $29.7 million and $68.4 million) of inventories to cost of sales.

7.	OTHER CURRENT ASSETS

As at	June 30, 2021	Dec 31, 2020
Derivatives (note 20)	$1,104	$-
Prepaid expenses	5,712	2,622
Investments in equity securities	994	1,059
Assets held for sale	659	659
Other current assets	$8,469	$4,340

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

Investments in equity securities are classified as fair value through other comprehensive income, and any changes in the fair value of the investments are recorded in Other Comprehensive Income.

8.	MINERAL PROPERTIES AND EXPLORATION AND EVALUATION ASSETS

	Depletable			Non depletable
	Caylloma	San Jose	Lindero	Lindero	Other	Total
COST
Balance at December 31, 2020	$134,676	$192,738	$-	$241,102	$9,043	$577,559
Additions	5,188	6,023	6,737	-	1,595	19,543
Changes in closure and reclamation provision	(440)	(499)	(1,826)	-	-	(2,765)
Transfers	-	(6)	246,702	(241,102)	-	5,594
Balance at June 30, 2021	$139,424	$198,256	$251,613	$-	$10,638	$599,931

ACCUMULATED DEPLETION
Balance at December 31, 2020	$81,379	$110,463	$-	$-	$-	$191,842
Depletion	4,224	8,223	16,368	-	-	28,815
Balance at June 30, 2021	$85,603	$118,686	$16,368	$-	$-	$220,657

Net Book Value at June 30, 2021	$53,821	$79,570	$235,245	$-	$10,638	$379,274

	Depletable			Non depletable
	Caylloma	San Jose	Lindero	Lindero	Other	Total
COST
Balance at December 31, 2019	$128,244	$184,333	$-	$203,866	$7,933	$524,376
Additions	3,833	8,310	-	32,506	1,298	45,947
Changes in closure and reclamation provision	2,599	1,328	-	4,730	-	8,657
Disposals	-	(1,233)	-	-	(188)	(1,421)
Balance at December 31, 2020	$134,676	$192,738	$-	$241,102	$9,043	$577,559

ACCUMULATED DEPLETION
Balance at December 31, 2019	$74,435	$96,422	$-	$-	$-	$170,857
Disposals	-	(543)	-	-	-	(543)
Depletion	6,944	14,584	-	-	-	21,528
Balance at December 31, 2020	$81,379	$110,463	$-	$-	$-	$191,842

Net Book Value at December 31, 2020	$53,297	$82,275	$-	$241,102	$9,043	$385,717

The assets of the Caylloma Mine and the San Jose Mine and their holding companies, are pledged as security under the Company’s credit facility.

Non-depletable assets – Other consists of the following exploration and evaluation assets:

	Mexico	Argentina	Serbia
	Tlacolula	Arizaro	Barje	Others	Total
Balance at December 31, 2019	$3,516	$936	$3,256	$225	$7,933
Additions	209	-	122	967	1,298
Write-off	-	-	-	(188)	(188)
Balance at December 31, 2020	3,725	936	3,378	1,004	9,043
Additions	112	442	10	1,031	1,595
Transfers	-	-	-	-	-
Balance at June 30, 2021	$3,837	$1,378	$3,388	$2,035	$10,638

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

9.	PROPERTY, PLANT AND EQUIPMENT

	Machinery and equipment	Land and buildings	Furniture and other equipment	Assets under lease	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2020	$110,004	$211,752	$19,497	$37,501	$187,070	$1,890	$567,714
Additions	2,457	21	4,896	1,179	8,169	1,741	18,463
Changes in closure and reclamation provisions	(90)	-	-	-	-	-	(90)
Disposals	(863)	-	(78)	-	-	-	(941)
Transfers	100,140	57,532	586	-	(163,538)	(314)	(5,594)
Balance at June 30, 2021	$211,648	$269,305	$24,901	$38,680	$31,701	$3,317	$579,552

ACCUMULATED DEPRECIATION
Balance at December 31, 2020	$48,297	$91,521	$10,144	$12,342	$-	$-	$162,304
Disposals	(814)	-	(62)	-	-	-	(876)
Depreciation	11,800	7,734	1,896	3,564	-	-	24,994
Balance at June 30, 2021	$59,283	$99,255	$11,978	$15,906	$-	$-	$186,422

Net Book Value at June 30, 2021	$152,365	$170,050	$12,923	$22,774	$31,701	$3,317	$393,130

	Machinery and equipment	Land and buildings	Furniture and other equipment	Assets under lease	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2019	$75,246	$159,732	$16,083	$35,671	$216,482	$6,424	$509,638
Additions	5,190	473	1,427	2,715	45,688	3,645	59,138
Changes in closure and reclamation provisions	682	-	-	-	-	-	682
Disposals	(750)	-	(109)	(885)	-	-	(1,744)
Transfers	29,636	51,547	2,096	-	(75,100)	(8,179)	-
Balance at December 31, 2020	$110,004	$211,752	$19,497	$37,501	$187,070	$1,890	$567,714

ACCUMULATED DEPRECIATION
Balance at December 31, 2019	$42,214	$78,360	$$7,402	$6,006	$-	$-	$133,982
Disposals	(618)	-	(100)	(408)	-	-	(1,126)
Depreciation	6,701	13,161	2,842	6,744	-	-	29,448
Balance at December 31, 2020	$48,297	$91,521	$10,144	$12,342	$-	$-	$162,304

Net Book Value at December 31, 2020	$61,707	$120,231	$9,353	$25,159	$187,070	$1,890	$405,410

10.	OTHER ASSETS

As at	June 30, 2021	Dec 31, 2020
Roxgold promissory note receivable (note 29)	$35,296	$-
Ore stockpiles (note 6)	12,123	9,715
Value added tax recoverable - San Jose	3,581	3,386
Income tax recoverable (note 28(d))	1,123	1,199
Derivatives (note 20)	535	-
Other assets	2,539	1,844
Other assets	$55,197	$16,144

On June 30, 2021, the Company advanced a $35.3 million promissory note to Roxgold in accordance with the court approved plan of arrangement in order to cover transaction costs upon closing, see note 29 for further details.

Page | 11

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

11.	TRADE AND OTHER PAYABLES

As at	June 30, 2021	Dec 31, 2020
Trade accounts payable	$30,237	$21,918
Lindero construction payables	1,465	7,694
Refundable deposits to contractors	1,592	1,442
Payroll payable	13,720	15,878
Mining royalty payable	607	1,094
Value added taxes payable	782	519
Interest payable	1,300	1,383
Due to related parties (note 12)	-	9
Other payables	2,015	1,711
Derivative liabilities	2,049	1,260
Deferred share units payable (note 17(a))	4,452	9,239
Restricted share units payable (note 17(b))	2,235	3,128
Total trade and other payables	$60,454	$65,275

12.	RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three and six months ended June 30, 2021 and 2020.

a)    Purchase of Goods and Services

During the three and six months ended June 30, 2021, and 2020, the Company was charged $nil and $5 thousand (three and six months ended June 30, 2020 - $29 thousand and $126 thousand) for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Simon Ridgway resigned as director and Chairman of the Board, and costs associated with the shared services agreement with Gold Group Management Inc. are no longer reported as related party transactions.

As at June 30, 2021, the Company had $nil outstanding balances payable to Gold Group Management Inc. (December 31, 2020- $9 thousand). Amounts due to related parties are payable on demand and are unsecured.

b)    Key Management Personnel

During the three and six months ended June 30, 2021, and 2020, the Company was charged for consulting services by Mario Szotlender, a director of the Company and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Such amounts, along with other amounts paid to key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Salaries and benefits	$1,899	$1,108	$3,796	$1,582
Directors fees	153	202	311	373
Consulting fees	18	27	42	66
Share-based payments	965	5,178	581	3,912
	$3,035	$6,515	$4,730	$5,933

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

13.	LEASE OBLIGATIONS

	Minimum lease payments
As at	June 30, 2021	Dec 31, 2020
Less than one year	$5,024	$7,367
Between one and five years	9,957	10,209
More than five years	13,462	14,127
	28,443	31,703
Less: future finance charges	(11,771)	(12,206)
Present value of minimum lease payments	16,672	19,497
Less: current portion	(4,829)	(6,978)
Non-current portion	$11,843	$12,519

14.	DEBT

The following table summarizes the changes in debt:

	Credit Facilities	Convertible debentures	Total
Balance at December 31, 2019	$109,430	$37,105	$146,535
Amortization of discount	420	1,661	2,081
Drawdowns	65,000	-	65,000
Payments	(55,000)	-	(55,000)
Balance at December 31, 2020	119,850	38,766	158,616
Amortization of discount	61	795	856
Balance at June 30, 2021	$119,911	$39,561	$159,472
Less: Current portion	(119,911)	-	(119,911)
Non-current portion	$-	$39,561	$39,561

a) Credit Facility

The Company has two credit facilities (collectively, the “Credit Facilities”) comprising of a $40.0 million non-revolving credit facility and a $80.0 million revolving credit facility which both mature on January 26, 2022.

The Company must comply with the terms in the Credit Facilities relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with the new financial covenants as outlined above. As at June 30, 2021, the Company was in compliance with all of the covenants under the Credit Facilities.

15.	OTHER LIABILITIES

As at	June 30, 2021	Dec 31, 2020
Restricted share units (note 17(b))	$1,217	$2,264
Other non-current liabilities	372	259
	$1,589	$2,523

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

16.	CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Total
Balance at December 31, 2020	$14,761	$5,905	$19,684	$40,350
Changes in estimate	(529)	(499)	(1,826)	(2,854)
Reclamation expenditures	(43)	(22)	-	(65)
Accretion	217	202	177	596
Effect of changes in foreign exchange rates	-	51	-	51
Balance at June 30, 2021	14,406	5,637	18,035	38,078
Less: Current portion	(707)	(239)	-	(946)
Non-current portion	$13,699	$5,398	$18,035	$37,132

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance at December 31, 2019	$11,324	$4,848	$14,953	$31,125
Changes in estimate	3,288	1,328	4,482	9,098
Reclamation expenditures	(114)	(227)	-	(341)
Accretion	256	249	249	754
Effect of changes in foreign exchange rates	7	(293)	-	(286)
Balance at December 31, 2020	14,761	5,905	19,684	40,350
Less: Current portion	(142)	(238)	-	(380)
Non-current portion	$14,619	$5,667	$19,684	$39,970

Closure and reclamation provisions represent the present value of reclamation costs related to mine and development sites as at June 30, 2021.

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Total
Undiscounted uninflated estimated cash flow	$14,899	$6,183	$17,946	$39,028
Discount rate	3.08%	6.92%	2.31%
Inflation rate	2.00%	4.48%	2.20%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

17.	SHARE BASED PAYMENTS

During the three and six months ended June 30, 2021, the Company recognized share-based payment expense of $988 thousand and $548 thousand (three and six months ended June 30, 2020 - $5,615 thousand and $4,128 thousand, respectively) related to the amortization of deferred, restricted and performance share units and $nil and $nil (three and six months ended June 30, 2020 – $1 thousand and $ 56 thousand) related to amortization of stock options.

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2019	961,871	$3,918
Granted	162,648	383
Changes in fair value	-	4,938
Outstanding, December 31, 2020	1,124,519	9,239
Granted	48,733	310
Units paid out in cash	(374,709)	(3,436)
Changes in fair value	-	(1,661)
Outstanding, June 30, 2021	798,543	$4,452

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2019	392,435	$1,157	1,166,912
Granted	1,056,207	2,489	815,220
Units paid out in cash	(81,152)	(257)	-
Vested and paid out in shares	-	-	(448,766)
Changes in fair value and vesting	-	2,003	-
Outstanding, December 31, 2020	1,367,490	5,392	1,533,366
Granted	418,149	2,661	-
Units paid out in cash	(307,248)	(2,278)	-
Vested and paid out in shares	-	-	(591,858)
Forfeited or cancelled	(49,115)	(54)	(39,951)
Changes in fair value and vesting	-	(2,269)	-
Outstanding, June 30, 2021	1,429,276	3,452	901,557
Less: current portion		(2,235)
Non-current portion		$1,217

(c)	Performance Share Units

Equity Settled
Number of PSUs
Outstanding, December 31, 2019	1,274,450
Forfeited or cancelled	(191,498)
Vested and paid out in shares	(243,782)
Outstanding, December 31, 2020	839,170
Granted	306,024
Forfeited or cancelled	(151,304)
Vested and paid out in shares	(491,185)
Outstanding, June 30, 2021	502,705

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

d)	Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at June 30, 2021, a total of 1,419,183 stock options are available for issuance under the plan.

		Weighted average exercise price
	Number of stock options	Canadian dollars
Outstanding, December 31, 2019	1,784,029	$5.85
Exercised	(211,626)	6.28
Expired unexercised	(517,833)	4.79
Outstanding, December 31, 2020	1,054,570	6.28
Exercised	(40,627)	6.23
Outstanding, June 30, 2021	1,013,943	$6.28
Vested and exercisable, December 31, 2020	1,054,570	$6.28
Vested and exercisable, June 30, 2021	1,013,943	$6.28

18.	SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

19.	EARNINGS (LOSS) PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Basic:
Net income (loss) for the period	$16,182	$(5,655)	$42,584	$(10,153)
Weighted average number of shares (000's)	185,277	171,219	184,808	165,783
Earnings (loss) per share - basic	$0.09	$(0.03)	$0.23	$(0.06)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Diluted:
Net income (loss) for the period	$16,182	$(5,655)	$42,584	$(10,153)
Add: finance costs on convertible debt, net of $nil tax	939	-	1,855	-
Diluted net income (loss) for the period	$17,121	$(5,655)	$44,439	$(10,153)

Weighted average number of shares (000's)	185,277	171,219	184,808	165,783
Incremental shares from dilutive potential shares	10,814	-	11,204	-
Weighted average diluted number of shares (000's)	196,091	171,219	196,012	165,783
Earnings (loss) per share - diluted	$0.08	$(0.03)	$0.23	$(0.06)

For the three and six months ended June 30, 2021, there were nil potential dilutive instruments excluded from the diluted earnings per share calculation (three and six months ended June 30, 2021–1,266,196 out of the money options, 1,754,160 anti-dilutive share units and 9,200,000 potential shares issuable on conversion of the debenture).

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

20.	SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended June 30, 2021
	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$-	$59,265	$-	$59,265
Silver-lead concentrates	15,304	-	-	15,304
Zinc concentrates	10,384	-	-	10,384
Gold dore	-	-	34,216	34,216
Provisional pricing adjustments	302	1,055	-	1,357
Sales to external customers	$25,990	$60,320	$34,216	$120,526

	Three months ended June 30, 2020
	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$-	$27,359	$-	$27,359
Silver-lead concentrates	8,652	-	-	8,652
Zinc concentrates	4,917	-	-	4,917
Provisional pricing adjustments	391	3,165	-	3,556
Sales to external customers	$13,960	$30,524	$-	$44,484

	Six months ended June 30, 2021
	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$-	$117,552	$-	$117,552
Silver-lead concentrates	29,775	-	-	29,775
Zinc concentrates	20,853	-	-	20,853
Gold doré	-	-	71,606	71,606
Provisional pricing adjustments	464	(1,902)	-	(1,438)
Sales to external customers	$51,092	$115,650	$71,606	$238,348

	Six months ended June 30, 2020
	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$-	$66,020	$-	$66,020
Silver-lead concentrates	16,709	-	-	16,709
Zinc concentrates	10,137	-	-	10,137
Provisional pricing adjustments	(675)	(166)	-	(841)
Sales to external customers	$26,171	$65,854	$-	$92,025

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Customer 1	$16,277	$30,524	$71,606	$65,854
Customer 2	13,701	-	51,091	-
Customer 3	23,943	13,960	49,046	26,171
Customer 4	48,032	-	48,032	-
	$115,981	$44,484	$233,803	$92,025

We are exposed to metal price risk with respect to our sales of silver, gold, zinc, and lead. A 10% change in metal prices from the prices used at June 30, 2021 would result in the following change to sales and accounts receivable for sales which are still based on provisional prices as at June 30, 2021.

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

Metal	Change	Effect on Sales
Silver	+/-10%	$1,922
Gold	+/-10%	$812
Lead	+/-10%	$419
Zinc	+/-10%	$298

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

During December 2020, the Company entered into the following contracts:

•	zero-cost collar for 12,300 tonnes of zinc with a floor price of $2,600 per tonne and a cap of $2,900 per tonne, maturing monthly from January 1, 2021 to December 31, 2021;

•	zero-cost collar for 720,000 gallons of heating oil with a floor price of $1.40 per gallon and a cap of $1.6150 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;

•	zero-cost collar for 1,680,000 gallons of jet fuel with a floor price of $1.30 per gallon and a cap of $1.4775 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;

•	forward-swap for 720,000 gallons of heating oil with a price of $1.52 per gallon, maturing monthly from January 1, 2022 to December 31, 2022; and

•	forward- swap for 1,680,000 gallons of jet fuel with a price of $1.438 per gallon, maturing monthly from January 1, 2022 to December 31, 2022.

On February 11, 2021, the Company entered into a zero-cost collar for 6,237 tonnes of lead with a floor price of $2,000 per tonne and a cap of $2,125 per tonne, maturing monthly from February 1, 2021 to December 31, 2022.

The zinc, lead and fuel contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

During the three and six months ended June 30, 2021 the Company recognized $1,840 thousand and $955 thousand of realized loss and gain respectively on settlement of swaps, and $107 thousand and $751 thousand of unrealized loss and gains respectively, from changes in the fair value of the open positions (three and six months ended June 30, 2020 – nil and nil, respectively).

21.	COST OF SALES

	Three months ended June 30, 2021				Six months ended June 30, 2021
	Caylloma	San Jose	Lindero	Total	Caylloma	San Jose	Lindero	Total
Direct mining costs	$9,741	$18,266	$9,107	$37,114	$18,778	$34,264	$19,166	$72,208
Salaries and benefits	2,072	2,011	3,416	7,499	3,924	4,146	6,498	14,568
Workers' participation	573	1,646	-	2,219	1,213	3,355	-	4,568
Depletion and depreciation	3,965	8,056	9,175	21,196	8,026	15,660	15,420	39,106
Royalties and other taxes	62	1,384	2,582	4,028	89	2,727	5,382	8,198
Recovery of inventories	-	-	-	-	-	(81)	-	(81)
	$16,413	$31,363	$24,280	$72,056	$32,030	$60,071	$46,466	$138,567

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Three months ended June 30, 2020				Six months ended June 30, 2020
	Caylloma	San Jose	Lindero	Total	Caylloma	San Jose	Lindero	Total
Direct mining costs	$8,333	$9,311	$-	$17,644	$15,338	$25,212	$-	$40,550
Salaries and benefits	1,892	1,075	-	2,967	3,675	2,958	-	6,633
Workers' participation	-	803	-	803	20	2,089	-	2,109
Depletion and depreciation	3,902	4,371	-	8,273	7,718	11,818	-	19,536
Royalties and other taxes	153	749	-	902	319	1,639	-	1,958
Impairment (recovery) of inventories		118	-	118	-	(2)	-	(2)
	$14,280	$16,427	$-	$30,707	$27,070	$43,714	$-	$70,784

For the three and six months ended June 30, 2021, depletion and depreciation includes $910 thousand and $1,829 thousand (three and six months ended June 30, 2020 - $529 thousand and $1,069 thousand) of depreciation relating to right-of-use assets.

22.	GENERAL AND ADMINISTRATION

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
General and administration	$7,637	$4,595	$16,119	$9,291
Workers' participation	536	208	1,070	534
	8,173	4,803	17,189	9,825
Share-based payments	988	5,576	548	4,173
	$9,161	$10,379	$17,737	$13,998

23.	OTHER EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Write-down of investment in associates	$-	-	$-	$228
Loss on disposal of assets and other write-downs	66	(44)	66	20
Reversal of provision of accounts receivable	-	-	(226)	-
Other (income) expenses	1,138	(123)	1,117	(118)
Care and maintenance costs related to COVID-19	-	2,102	-	2,102
	$1,204	$1,935	$957	$2,232

24.	INTEREST AND FINANCE COSTS NET

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Interest income	$278	$41	$815	$252
Interest expense	(1,643)	(129)	(3,829)	(404)
Bank stand-by and commitment fees	-	(89)	(1)	(152)
Accretion expense	(783)	(172)	(1,563)	(402)
	$(2,148)	$(349)	$(4,578)	$(706)

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

25.	SEGMENTED INFORMATION

The following summary describes the operations of each reportable segment:

•	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine
•	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
•	Mansfield Minera S.A. (“Mansfield”) – completing the ramp-up phase of the Lindero open pit gold heap leach mine
•	Corporate – corporate stewardship

	Three months ended June 30, 2021
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$25,989	$60,321	$34,216	$120,526
Cost of sales before depreciation and depletion	-	(12,448)	(23,307)	(15,105)	(50,860)
Depreciation and depletion in cost of sales	-	(3,965)	(8,056)	(9,175)	(21,196)
General, and administration	(4,280)	(1,052)	(2,309)	(1,520)	(9,161)
Other income (expenses)	(360)	227	(2,060)	(1,251)	(3,444)
Finance items	(4,473)	(1,786)	(1,465)	88	(7,636)
Segment (loss) profit before taxes	(9,113)	6,965	23,124	7,253	28,229
Income taxes	(1,357)	(2,980)	(7,191)	(519)	(12,047)
Segment (loss) profit after taxes	$(10,470)	$3,985	$15,933	$6,734	$16,182

	Three months ended June 30, 2020
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$13,960	$30,524	$-	$44,484
Cost of sales before depreciation and depletion	-	(10,378)	(12,056)	-	(22,434)
Depreciation and depletion in cost of sales	-	(3,902)	(4,371)	-	(8,273)
General and administration	(7,963)	(771)	(1,645)	-	(10,379)
Other income (expenses)	(101)	(86)	(1,703)	(2,798)	(4,688)
Finance items	(197)	(99)	(53)	2,188	1,839
Segment (loss) profit before taxes	(8,261)	(1,276)	10,696	(610)	549
Income taxes	(678)	(342)	(5,184)	-	(6,204)
Segment (loss) profit after taxes	$(8,939)	$(1,618)	$5,512	$(610)	$(5,655)

	Six months ended June 30, 2021
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$51,092	$115,650	$71,606	$238,348
Cost of sales before depreciation and depletion	-	(24,004)	(44,411)	(31,046)	(99,461)
Depreciation and depletion in cost of sales	-	(8,026)	(15,660)	(15,420)	(39,106)
General and administration	(8,065)	(2,480)	(4,493)	(2,699)	(17,737)
Other income (expenses)	(575)	326	(2,029)	(3,529)	(5,807)
Finance items	(5,628)	(1,827)	(729)	(140)	(8,324)
Segment income (loss) profit before taxes	(14,268)	15,081	48,328	18,772	67,913
Income taxes	(2,034)	(6,018)	(15,977)	(1,300)	(25,329)
Segment income (loss) profit after taxes	$(16,302)	$9,063	$32,351	$17,472	$42,584

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Six months ended June 30, 2020
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$26,171	$65,854	$-	$92,025
Cost of sales before depreciation and depletion	-	(19,352)	(31,896)	-	(51,248)
Depreciation and depletion in cost of sales	-	(7,718)	(11,818)	-	(19,536)
General and administration	(8,793)	(1,818)	(3,387)	-	(13,998)
Other income (expenses)	(353)	(217)	32	(6,156)	(6,694)
Finance items	(490)	(206)	(10)	3,306	2,600
Segment income (loss) profit before taxes	(9,636)	(3,140)	18,775	(2,850)	3,149
Income taxes	(2,521)	(592)	(10,189)	-	(13,302)
Segment income (loss) profit after taxes	$(12,157)	$(3,732)	$8,586	$(2,850)	$(10,153)

As at June 30, 2021	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$98,872	$123,230	$241,725	$619,375	$1,083,202
Total liabilities	$180,494	$45,794	$38,491	$47,921	$312,700
Capital expenditures[1]	$10	$6,524	$10,893	$20,579	$38,006

1 Capital expenditures are on an accrual basis for the six months ended June 30, 2021

As at December 31, 2020	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$27,328	$125,286	$280,602	$622,122	$1,055,338
Total liabilities	$186,708	$42,710	$49,500	$50,650	$329,568
Capital expenditures[1]	$122	$9,476	$15,801	$79,686	$105,085

1 Capital expenditures are on an accrual basis for the year ended December 31, 2020

26.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. These are marked to market at each reporting date based on the forward price corresponding to the expected settlement date.
Investments in equity securities	Investments in equity securities are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through other comprehensive income.
Interest rate swap, metal and fuel contracts	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.
Convertible Debentures	The fair value of the convertible debentures represents both the debt and equity components of the convertible debentures and has been determined with reference to the quoted market price of the convertible debentures.

During the three and six months ended June 30, 2021, and 2020, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
June 30, 2021	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$994	$-	$-	$994	$994	$-	$-	$-
Trade receivables concentrate sales	-	32,645	-	32,645	-	32,645	-	-
Fuel hedge contracts asset	-	1,639	-	1,639	-	1,639	-	-
	$994	$34,284	$-	$35,278	$994	$34,284	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$121,792	$121,792	$-	$-	$-	$121,792
Trade receivables doré sales	-	-	934	934	-	-	-	934
Other receivables	-	-	38,989	38,989	-	-	-	38,989
	$-	$-	$161,715	$161,715	$-	$-	$-	$161,715

Financial liabilities measured at Fair Value
Interest rate swap liability	$(597)	$-	$-	$(597)	$-	$(597)	$-	$-
Metal forward sales contracts liability	-	(1,452)	-	(1,452)	-	(1,452)	-	-
	$(597)	$(1,452)	$-	$(2,049)	$-	$(2,049)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(31,702)	$(31,702)	$-	$-	$-	$(31,702)
Payroll payable	-	-	(13,720)	(13,720)	-	-	-	(13,720)
Credit facilities	-	-	(119,911)	(119,911)	-	(120,000)	-	-
Convertible debentures	-	-	(39,561)	(39,561)	-	(59,452)	-	-
Other payables	-	-	(20,147)	(20,147)	-	-	-	(20,147)
	$-	$-	$(225,041)	$(225,041)	$-	$(179,452)	$-	$(65,569)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2020	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$1,059	$-	$-	$1,059	$1,059	$-	$-	$-
Trade receivables concentrate sales	-	22,361	-	22,361	-	22,361	-	-
	$1,059	$22,361	$-	$23,420	$1,059	$22,361	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$131,898	$131,898	$-	$-	$-	$131,898
Trade receivables doré sales	-	-	3,948	3,948	-	-	-	3,948
Other receivables	-	-	4,108	4,108	-	-	-	4,108
	$-	$-	$139,954	$139,954	$-	$-	$-	$139,954

Financial liabilities measured at Fair Value
Interest rate swap liability	$(1,084)	$-	$-	$(1,084)	$-	$(1,084)	$-	$-
Metal forward sales contracts liability	-	(124)	-	(124)	-	(124)	-	-
Fuel forward contracts liability	-	(52)	-	(52)	-	(52)	-	-
	$(1,084)	$(176)	$-	$(1,260)	$-	$(1,260)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(26,140)	$(26,140)	$-	$-	$-	$(26,140)
Payroll payable	-	-	(17,676)	(17,676)	-	-	-	(17,676)
Credit facilities	-	-	(119,850)	(119,850)	-	(120,000)	-	-
Convertible debentures	-	-	(38,766)	(38,766)	-	(78,315)	-	-
Other payables	-	-	(22,784)	(22,784)	-	-	-	(22,784)
	$-	$-	$(225,216)	$(225,216)	$-	$(198,315)	$-	$(66,600)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

27.	SUPPLEMENTAL CASHFLOW INFORMATION

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations	Derivatives
As at December 31, 2019	$109,430	$37,105	$23,879	$894
Additions	65,000	-	2,684	176
Terminations	-	-	(497)	-
Interest	420	1,661	1,920	563
Payments	(55,000)	-	(8,438)	(560)
Foreign exchange	-	-	(51)	-
Changes in fair value	-	-	-	187
As at December 31, 2020	119,850	38,766	19,497	1,260
Additions	-	-	1,178	-
Terminations	-	-	(39)	-
Interest	61	795	956	503
Payments	-	-	(4,839)	(543)
Foreign exchange	-	-	(81)	-
Changes in fair value	-	-	-	(810)
As at June 30, 2021	$119,911	$39,561	$16,672	$410

The significant non-cash financing and investing transactions during the periods set out below are as follows:

As at	June 30, 2021	Dec 31, 2020
Mineral properties, plant and equipment changes in closure and reclamation provision	$2,854	$(9,339)
Fair value of stock options allocated to share capital upon exercise	$92	$427
Additions on right of use assets	$(1,179)	$(2,715)
Fair value of share units allocated to share capital upon settlement	$4,344	$3,081

28.	CONTINGENCIES AND CAPITAL COMMITMENTS

(a)	Caylloma Letter of Guarantee

The Caylloma Mine closure plan was updated in December 2018, with total undiscounted closure costs of $11.4 million consisting of progressive closure activities of $3.5 million, final closure activities of $7.2 million, and post-closure activities of $0.8 million, pursuant to the closure regulations.

The Company is required to provide a guarantee of $9.7 million to the Peruvian Government for 2021, therefore, in January 2021, the Company established a security bond in the amount of $1.5 million and a bank letter of guarantee in the amount of $8.4 million, in compliance with local regulation and to collateralize Bateas’ mine closure plan. The security bond and the letter of guarantee expire on January 28, 2022.

In December 2020, the Company updated the Bateas closure plan which was submitted to the Mining Ministry for approval. The Company expects the approval to occur during 2021.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

(b)	San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $1.1 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, June 15, 2022, and August 13, 2022, respectively.

(c)	Other Commitments

As at June 30, 2021, the Company had capital commitments of $6.6 million and $0.7 million for civil work, equipment purchases and other services at the Lindero and San Jose Mines, respectively, which are expected to be expended within one year.

(d)	Tax Contingencies

The Company was assessed $1.2 million (4.3 million Peruvian soles), including interest and penalties of $0.6 million (2.4 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company has applied to the Peruvian tax court to appeal the assessment.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at June 30, 2021, the Company has recorded the amount paid of $1.2 million (4.3 million Peruvian soles) in long-term receivables and other, as the Company believes it is probable that the appeal will be successful (note 10).

(e)	SGM Royalty

In January 2020, the Company received notice from the Dirección General de Minas (“DGM”) seeking to cancel one of the Company’s mining concessions at the San Jose Mine in Oaxaca, Mexico if a disputed royalty, in the Mexican peso equivalent of $30 million plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In early February 2020, the Company began legal proceedings (the “Amparo Proceedings”) to contest the initiation of the cancellation procedure taken by the DGM on the Company’s mining concession, if the royalty claimed by the Mexican Geological Service (the “SGM”) was not paid. Effective May 27, 2021, the DGM provided notice to the Company of the termination of the cancellation procedure, as it had determined that the required cause for cancellation of the concession was not established. As a result, the Company discontinued the Amparo Proceedings in the Collegiate Court in Mexico. Further, on advice received from Mexican counsel, the Company withdrew the administrative and legal proceedings that it had initiated in the Mexican Federal Administrative Court to remove reference to the royalty on the title register. The withdrawal does not mean that the dispute relating to the royalty is resolved but was recommended in this legal process. The Company may recommence the action if necessary. The Company is now currently engaged in discussions with the SGM to reach an agreement to the satisfaction of both parties with respect to the royalty claim.

The Company has determined that it is possible that an outflow of resources will occur, however, the outcome is subject to a successful negotiation which is uncertain at this time, therefore no provision has been recorded as at June 30, 2021 and December 31, 2020.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

(f)	Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these interim financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

29.	SUBSEQUENT EVENTS

(a)	Business Combination

On July 2, 2021, the Company and Roxgold completed the previously announced business combination between Fortuna and Roxgold (the "Transaction"). Roxgold’s principal assets are the producing Yaramoko mine in Burkina Faso, the Séguéla development project in Côte D’Ivoire, and the Boussoura exploration property in Burkina Faso.

The Transaction was completed by way of a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) pursuant to the arrangement agreement between Fortuna and Roxgold dated effective April 26, 2021. Under the terms of the Transaction, Fortuna acquired all the issued and outstanding common shares ("Roxgold Shares") of Roxgold in exchange for 0.283 of a common share of Fortuna (a "Fortuna Share") and C$0.001 in cash for each Roxgold Share. Subsequent to the share issuance Fortuna and former Roxgold shareholders owned 63.6% and 36.4%, respectively, of the combined entity. Upon completion of the transaction, Roxgold became a wholly-owned subsidiary of Fortuna.

The Transaction was approved by Roxgold shareholders at a special shareholder meeting held on June 28, 2021 and the issuance of Fortuna Shares under the terms of the Transaction was approved by the Company’s shareholders at the Company's annual and special meeting held on June 28, 2021. Following the shareholder meetings, the British Columbia Supreme Court granted a final order on June 30, 2021 approving the Arrangement.

On closing of the Transaction, the Company issued 106,106,224 common shares and paid $0.3 million in cash in exchange for all of Roxgold’s issued and outstanding common shares. In addition, the Company paid:

•	$29.3 million in change of control payouts and payouts of RSUs, PSUs and DSUs, to non-continuing executives and directors.
•	$4.6 million to continuing employees and executives.

Under the terms of the Arrangement, all Roxgold stock options, RSUs and PSUs issued in 2018, 2019, and 2020 outstanding as at the effective time of the Arrangement continue to be subject to the respective Roxgold long-term incentive plans (including with respect to vesting and settlement), except that on settlement thereof the holder will receive 0.283 of a Fortuna Share or the cash equivalent at the time of settlement. Accordingly, the Company may be required to issue up to 405,240 common shares upon the exercise of Roxgold stock options, up to 1,023,696 common shares upon the settlement of Roxgold PSUs, and up to 1,419,649 common shares upon the settlement of Roxgold RSUs.

The Company has determined that this transaction represents a business combination, with the Company identified as the acquirer. Based on the July 1, 2021 closing share price of the Company’s Common Shares on the NYSE, the fair value of the shares issued was $582.5 million. The Company began consolidating the operating results, cash flows and net assets of Roxgold from July 2, 2021 onwards.

Page | 27

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

As the transaction closed on July 2, 2021, the initial allocation of the purchase price to the assets acquired and liabilities assumed is not complete. The main areas under consideration are the fair values attributable to the assets acquired and liabilities assumed. The Company will disclose a preliminary purchase price allocation in the third quarter 2021 interim condensed consolidated financial statements. For the three and six months ended June 30, 2021, transaction costs in the form of advisory, legal and other professional fees of $3.5 million, were expensed as incurred and included in the interim Condensed Consolidated Income (Loss) Statements.

(b)	Share Units Granted

On July 2, 2021, with a fair value of each unit of $5.59 (C$6.91), the Company granted 259,101 cash-settled restricted share units, and 259,101 share-settled performance share units. The units vest 20% on the first anniversary of the date of grant, 30% on the second anniversary and 50% on the third anniversary. The equity-settled performance share units are only paid out if certain performance targets are met.

On July 2, 2021, the Company granted 6,512 deferred share units with a fair value of $5.59 (C$6.91) per unit, in connection with the appointment of a new non-executive director.

Page | 28